The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-236659 and 333-236659-01

Subject to Completion. Dated June 1, 2022.

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 8, 2020 and the Product Supplement No. 4-II dated November 4, 2020

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$
Digital Equity Basket-Linked Notes due 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 11, 2023, subject to adjustment) is based on the performance of an equally weighted basket (which we refer to as the basket) consisting of the common stock of Amazon.com, Inc., the common stock of Apple Inc., the common stock of Tesla, Inc., the Class A common stock of Alphabet Inc. and the Class A common stock of Meta Platforms, Inc. as measured from and including the trade date (on or about June 7, 2022) to and including the determination date (December 7, 2023, subject to adjustment). The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) the closing level on the determination date divided by the initial basket underlier level (set on the trade date) multiplied by (ii) the applicable initial weighted value for such basket underlier. If the final basket level on the determination date is greater than or equal to 85.00% of the initial basket level (set on the trade date), you will receive the threshold settlement amount (expected to be between $1,208.20 and $1,244.30 for each $1,000 principal amount note). If the final basket level declines by more than 15.00% from the initial basket level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the basket return is greater than or equal to -15.00% (the final basket level is greater than or equal to 85.00% of the initial basket level), the threshold settlement amount; or
•	if the basket return is below -15.00% (the final basket level is less than the initial basket level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1765 times (c) the sum of the basket return plus 15.00%. You will receive less than $1,000.

A decrease in the level of one or more basket underliers may offset increases in the levels of the other basket underliers.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, “Risk Factors” on page PS-12 of the accompanying product supplement and “Selected Risk Factors” on page PS-17 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming a threshold settlement amount equal to the middle of the range listed above, the estimated value of the notes would be approximately $977.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and will not be less than $967.50 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about June 14, 2022

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: up to 1.51% of the principal amount*

Net proceeds to the issuer:          % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 1.51% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated June          , 2022

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●     Product supplement no. 4-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf

●     Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Basket underliers and initial weights:

Basket Underlier	Bloomberg Ticker Symbol	Initial Weight
Common stock of Amazon.com, Inc.	AMZN UW Equity	20.00%
Common stock of Apple Inc.	AAPL UW Equity	20.00%
Common stock of Tesla, Inc.	TSLA UW Equity	20.00%
Class A common stock of Alphabet Inc.	GOOGL UW Equity	20.00%
Class A common stock of Meta Platforms, Inc.	FB UW Equity	20.00%

The accompanying product supplement refers to each basket underlier as an “Underlying.”

Principal amount: each note will have a principal amount of $1,000; $          in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at

PS-3

its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated threshold level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-18 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final basket level is greater than or equal to the threshold level, the threshold settlement amount; or
•	if the final basket level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the basket return plus the buffer amount. You will receive less than $1,000.

Initial basket level: Set equal to 100 on the trade date

Initial weighted value: the initial weighted value for each of the basket underliers will equal the product of the initial weight of that basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
Common stock of Amazon.com, Inc.	20.00%
Common stock of Apple Inc.	20.00%
Common stock of Tesla, Inc.	20.00%
Class A common stock of Alphabet Inc.	20.00%
Class A common stock of Meta Platforms, Inc.	20.00%

Initial basket underlier level (to be set on the trade date and will be the closing level of the applicable basket underlier on the trade date): with respect to each basket underlier, the closing level of the basket underlier on the trade date

Final basket level: the basket closing level on the determination date

Basket closing level: the basket closing level on any relevant day will be the sum of the products of (i) the closing level of each basket underlier on that day divided by the initial basket underlier level of that basket underlier and (ii) the initial weighted value of that basket underlier

Basket return: the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage

Cap level (to be provided in the final pricing supplement): expected to be between 120.82% and 124.43% of the initial basket level

PS-4

Threshold settlement amount (to be provided in the final pricing supplement): expected to be between $1,208.20 and $1,244.30

Threshold level: 85.00% of the initial basket level

Buffer amount: 15.00%

Buffer rate: the quotient of the initial basket level divided by the threshold level, which equals approximately 1.1765

Trade date: on or about June 7, 2022

Original issue date (settlement date): on or about June 14, 2022

Determination date: December 7, 2023, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” on page PS-47 of the accompanying product supplement

Stated maturity date: December 11, 2023, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Closing level: as described under “The Underlyings — Reference Stocks — Price of One Share of a Reference Stock” on page PS-55 of the accompanying product supplement. The accompanying product supplement refers to the closing level as the “closing price.”

Stock adjustment factor: With respect to each basket underlier, the stock adjustment factor is referenced in determining the closing level of that basket underlier and is set initially at 1.0 on the trade date. The stock adjustment factor of each basket underlier is subject to adjustment upon the occurrence of certain corporate events affecting that basket underlier. See “The Underlyings — Reference Stocks — Price of One Share of a Reference Stock” on page PS-55 of the accompanying product supplement, “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” on page PS-58 of the accompanying product supplement and “The Underlyings — Reference Stocks — Reorganization Events” on page PS-62 of the accompanying product supplement for further information.

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-49 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-45 of the accompanying product supplement, as supplemented by “ — Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

PS-5

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-91 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $          . We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 1.51% of the principal amount.

We expect to deliver the notes against payment therefor in New York, New York on or about June 14, 2022, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected

PS-6

to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48133GTH6

ISIN no.: US48133GTH64

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Underlying	basket underlier
closing price	closing level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: basket return, initial basket level, initial basket underlier level, final basket level, initial weight, threshold settlement amount, cap level, threshold level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market

PS-7

prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-20 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-20 of this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to SIMON Markets LLC, an electronic platform affiliated with Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-19 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-21 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through September 7, 2022. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-20 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-10 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Basket and the Basket Underliers” on page PS-23 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

PS-8

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note. A master note represents multiple securities that may be issued at different times and that may have different terms. The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

PS-9

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels and closing levels of the basket underliers that are entirely hypothetical; no one can predict what the basket closing level will be on any day throughout the term of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the basket underliers and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Cap level	120.82% of the initial basket level
Threshold settlement amount	$1,208.20
Threshold level	85.00% of the initial basket level
Buffer rate	approximately 1.1765
Buffer amount	15.00%

The originally scheduled determination date is not a disrupted day with respect to any basket underlier

During the term of the notes, a reorganization event does not occur with respect to any basket underlier

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial basket underlier levels that will serve as the baselines for determining the basket return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial basket underlier level of each basket underlier may differ substantially from that basket underlier level prior to the trade date.

For these reasons, the actual performance of the basket over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement. For information about the historical levels of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical Closing Levels of the Basket Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

PS-10

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	120.820%
140.000%	120.820%
130.000%	120.820%
120.820%	120.820%
120.000%	120.820%
110.000%	120.820%
105.000%	120.820%
102.500%	120.820%
100.000%	120.820%
95.000%	120.820%
90.000%	120.820%
85.000%	120.820%
84.990%	99.988%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the payment that we would deliver on your notes at maturity would be approximately 29.412% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final basket level were determined to be 150.000% of the initial basket level, the payment that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the principal amount), or 120.820% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 120.820% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

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The following examples illustrate the hypothetical payment at maturity on each $1,000 principal amount note based on hypothetical initial basket underlier levels, each of which we refer to as an “initial level,” and closing levels of the basket underliers on the determination date, each of which we refer to as a “final level,” calculated based on the key terms and assumptions above. The hypothetical initial level for each basket underlier of 100.00 has been chosen for illustrative purposes only and may not represent a likely initial level for that basket underlier. For historical data regarding the actual historical levels of the basket underliers, please see the historical information set forth below under “The Basket and the Basket Underliers.” The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the five products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage. The values below have been rounded for ease of analysis.

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Example 1: The final basket level is greater than the cap level. The payment at maturity will equal the threshold settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Common stock of Amazon.com, Inc.	100.00	150.00	150%	20.00	30.00
Common stock of Apple Inc.	100.00	150.00	150%	20.00	30.00
Common stock of Tesla, Inc.	100.00	150.00	150%	20.00	30.00
Class A common stock of Alphabet Inc.	100.00	150.00	150%	20.00	30.00
Class A common stock of Meta Platforms, Inc.	100.00	150.00	150%	20.00	30.00

Final Basket Level:	150.00
Basket Return:	50.00%

In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. However, because the hypothetical final basket level of 150.00 is greater than the cap level, the hypothetical payment at maturity will equal the threshold settlement amount of $1,208.20.

Example 2: The final basket level is greater than the initial basket level but less than the cap level. The payment at maturity will equal the threshold settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Common stock of Amazon.com, Inc.	100.00	105.00	105%	20.00	21.00
Common stock of Apple Inc.	100.00	105.00	105%	20.00	21.00
Common stock of Tesla, Inc.	100.00	105.00	105%	20.00	21.00
Class A common stock of Alphabet Inc.	100.00	105.00	105%	20.00	21.00
Class A common stock of Meta Platforms, Inc.	100.00	105.00	105%	20.00	21.00

Final Basket Level:	105.00
Basket Return:	5.00%

In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. Because the hypothetical final basket level of 105.00 is greater than the threshold level, the hypothetical payment at maturity will equal the threshold settlement amount of $1,208.20.

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Example 3: The final basket level is less than the initial basket level but greater than the threshold level. The payment at maturity will equal the threshold settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Common stock of Amazon.com, Inc.	100.00	95.00	95%	20.00	19.00
Common stock of Apple Inc.	100.00	95.00	95%	20.00	19.00
Common stock of Tesla, Inc.	100.00	95.00	95%	20.00	19.00
Class A common stock of Alphabet Inc.	100.00	95.00	95%	20.00	19.00
Class A common stock of Meta Platforms, Inc.	100.00	95.00	95%	20.00	19.00

Final Basket Level:	95.00
Basket Return:	-5.00%

In this example, all of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00. However, because the hypothetical final basket level of 95.00 is not less than the threshold level, the hypothetical payment at maturity will equal the threshold settlement amount of $1,208.20.

Example 4: The final basket level is less than the threshold level. The payment at maturity is less than the $1,000 principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Common stock of Amazon.com, Inc.	100.00	30.00	30%	20.00	6.00
Common stock of Apple Inc.	100.00	30.00	30%	20.00	6.00
Common stock of Tesla, Inc.	100.00	100.00	100%	20.00	20.00
Class A common stock of Alphabet Inc.	100.00	120.00	120%	20.00	24.00
Class A common stock of Meta Platforms, Inc.	100.00	120.00	120%	20.00	24.00

Final Basket Level:	80.00
Basket Return:	-20.00%

In this example, the hypothetical final levels of the common stock of Amazon.com, Inc. and the common stock of Apple Inc. are less than their applicable hypothetical initial levels, while the hypothetical final level of the common stock of Tesla, Inc. is equal to its applicable hypothetical initial level and the hypothetical final levels of the Class A common stock of Alphabet Inc. and the Class A common stock of Meta Platforms, Inc. are greater than their applicable hypothetical initial levels.

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In this example, the large declines in the common stock of Amazon.com, Inc. and the common stock of Apple Inc. result in the hypothetical final basket level being less than the threshold level of 85.00% of the initial basket level, even though the common stock of Tesla, Inc. remained flat and the Class A common stock of Alphabet Inc. and the Class A common stock of Meta Platforms, Inc. increased.

Because the hypothetical final basket level of 80.00 is less than the threshold level of 85.00% of the initial basket level, the hypothetical payment at maturity will equal:

Payment at maturity = $1,000 + [$1,000 × 1.1765 × (-20.00% + 15.00%)] = $941.18

Example 5: The final basket level is less than the threshold level. The payment at maturity is less than the $1,000 principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
Common stock of Amazon.com, Inc.	100.00	150.00	150%	20.00	30.00
Common stock of Apple Inc.	100.00	50.00	50%	20.00	10.00
Common stock of Tesla, Inc.	100.00	50.00	50%	20.00	10.00
Class A common stock of Alphabet Inc.	100.00	50.00	50%	20.00	10.00
Class A common stock of Meta Platforms, Inc.	100.00	50.00	50%	20.00	10.00

Final Basket Level:	70.00
Basket Return:	-30.00%

In this example, although the hypothetical final level for one of the basket underliers is greater than its applicable hypothetical initial level, the hypothetical final levels of the other basket underliers decrease significantly from their applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the threshold level. Because the hypothetical final basket level of 70.00 is less than the threshold level, the hypothetical payment at maturity will equal:

Payment at maturity = $1,000 + [$1,000 × 1.1765 × (-30.00% + 15.00%)] = $823.53

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-21 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the

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secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final basket level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial basket underlier level of each basket underlier, cap level and threshold settlement amount we will provide in the final pricing supplement and the actual final basket level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

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Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket underliers. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the basket and will depend on whether the final basket level is less than the initial basket level by more than 15%. Your investment will be exposed to loss on a leveraged basis if the final basket level is less than the initial basket level by more than 15%. For every 1% that the final basket level is less than the initial basket level by more than 15%, you will lose an amount equal to approximately 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Maximum Gain on the Notes Is Limited to the Threshold Settlement Amount

If the final basket level is greater than or equal to 85.00% of the initial basket level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the threshold settlement amount, regardless of the appreciation in the basket, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the basket underliers. The threshold settlement amount will be provided in the final pricing supplement and is expected to be between $1,208.20 and $1,244.30.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-basket-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of

PS-17

the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the basket underliers would have.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the threshold level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount. Similarly, the threshold level, while still providing an increase in the return on the notes if the final basket level is greater than or equal to the threshold level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

Correlation (or Lack of Correlation) of the Basket Underliers

The notes are linked to an equally weighted basket. Performances of the basket underliers may or may not be correlated with each other. At a time when the values of one or more of the basket underliers increases, the values of the other basket underliers may not increase as much or may even decline. Therefore, in calculating the final basket level, increases in the value of one or more of the basket underliers may be moderated, or more than offset, by the lesser increases or declines in the values of other basket underliers. In addition, high correlation of movements in the basket underliers during periods of negative returns among the basket underliers could have an adverse effect on the payment at maturity on the notes. There can be no assurance that the final basket level will be higher than the initial basket level.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of the estimated value of the notes, the cap level and the threshold settlement amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement or under “Summary Information — Key Terms,” as applicable. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, the cap level and the threshold settlement amount.

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The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-18 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our

PS-19

obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

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The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” on page PS-18 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels of the basket underliers, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the basket underliers;
•	the time to maturity of the notes;
•	the dividend rates on the basket underliers;
•	the actual or expected positive or negative correlation between the basket underliers, or the absence of any such correlation;
•	interest and yield rates in the market generally;
•	the occurrence of certain events to a basket underlier that may or may not require an adjustment to its stock adjustment factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Basket Underliers

No Affiliation with the Issuer of Any Basket Underlier

We are not affiliated with the issuer of any basket underlier. We have not independently verified any of the information about the issuer of any basket underlier contained in this pricing supplement. You should undertake your own investigation into each basket underlier and its issuer. We are not responsible for the issuer of any basket underlier’s public disclosure of information, whether contained in SEC filings or otherwise.

The Basket Underliers Are Concentrated in the Technology Sector

The basket underliers has been issued by companies whose business is associated with the technology sector.  Because the value of the notes is determined by the performance of the basket consisting of the basket underliers, an investment in these notes will be concentrated in this sector.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

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The Anti-Dilution Protection for Each Basket Underlier Is Limited

The calculation agent will make adjustments to the stock adjustment factor for certain corporate events affecting any basket underlier. However, the calculation agent will not make an adjustment in response to all events that could affect each basket underlier. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

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THE BAsKET AND the BASKET UnderlierS

The Basket

The basket is an equally weighted basket composed of five basket underliers with the initial weights within the basket set forth in the table below. All information contained in this pricing supplement on the basket underliers and their issuers is derived from publicly available sources, without independent verification. Each basket underlier is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the exchange provided below, which we refer to as the relevant exchange for purposes of that basket underlier in the accompanying product supplement. Information provided to or filed with the SEC by the issuer of a basket underlier pursuant to the Exchange Act can be located by reference to the SEC file number provided below, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

We obtained the closing levels below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing levels below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Basket Underlier Information as of May 27, 2022
Basket Underlier	Bloomberg Ticker Symbol	Relevant Exchange	SEC File Number	Initial Weight in Basket	Basket Underlier Closing Level
Common stock of Amazon.com, Inc.	AMZN	The NASDAQ Stock Market (“NASDAQ”)	000-22513	20.00%	$2,302.93
Common stock of Apple Inc.	AAPL	NASDAQ	001-36743	20.00%	$149.64
Common stock of Tesla, Inc.	TSLA	NASDAQ	001-34756	20.00%	$759.63
Class A common stock of Alphabet Inc.	GOOGL	NASDAQ	001-37580	20.00%	$2,246.33
Class A common stock of Meta Platforms, Inc.	FB	NASDAQ	001-35551	20.00%	$195.13

Amazon.com, Inc.

According to its publicly available filings with the SEC, Amazon.com, Inc. serves consumers through its online and physical stores; manufactures and sells electronic devices; develops and produces media content; offers programs that enable sellers to sell their products in its stores and to fulfill orders through Amazon.com, Inc.; offers developers and enterprises a set of technology services, including compute, storage, database, analytics and machine learning, and other services; serves authors and independent publishers with an online service that lets independent authors and publishers choose a royalty option and make their books available in the Kindle Store, along with its own publishing arm; and offers programs that allow authors, musicians, filmmakers, skill and app developers and others to publish and sell content.

Apple Inc.

According to its publicly available filings with the SEC, Apple Inc. designs, manufactures and markets smartphones, personal computers, tablets, wearables and accessories and sells a variety of related services.

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Tesla, Inc.

According to its publicly available filings with the SEC, Tesla, Inc. designs, develops, manufactures, sells and leases electric vehicles and energy generation and storage systems and offers services related to its products.

Alphabet Inc.

According to its publicly available filings with the SEC, Alphabet Inc. is a collection of businesses, the largest of which is Google Inc., which (i) offers products and platforms through which it generates revenues primarily by delivering both performance advertising and brand advertising and (ii) provides cloud services to businesses.

Meta Platforms, Inc.

According to its publicly available filings with the SEC, Meta Platforms, Inc. (formerly known as Facebook, Inc.) builds products that enable people to connect and share through mobile devices, personal computers, virtual reality headsets and in-home devices.

Historical Basket Levels

You should not take the historical levels of the basket or the basket underliers as an indication of the future performance of the basket or the basket underliers, respectively. We cannot give you any assurance that the future performance of the basket or the basket underliers will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers. The actual performance of the basket or the basket underliers over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The following graph is based on the basket closing levels for the period from January 3, 2017 through May 27, 2022, assuming that the basket closing level was 100 on January 3, 2017.  We derived the basket closing levels based on the method of calculating the basket closing level as described in this pricing supplement and on the closing levels of the relevant basket underliers on the relevant dates.  We obtained the closing levels reflected in the graph below from Bloomberg, without independent verification. The closing levels reflected in the graph below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The basket closing level has been normalized such that its hypothetical level on January 3, 2017 was 100. As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers. The graph below is for illustrative purposes only.

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Historical Closing Levels of the Basket Underliers

The respective closing levels of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the term of your notes.

The graphs below show the closing levels of the basket underliers on each day from January 3, 2017 through May 27, 2022. We obtained the closing levels in the graphs below from Bloomberg, without independent verification. The closing levels in the graphs below may have been adjusted by Bloomberg for corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

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We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-10
Selected Risk Factors	PS-17
The Basket and the Basket Underliers	PS-23

Product Supplement No. 4-II dated November 4, 2020

Risk Factor Summary	PS-1
Description of Notes	PS-3
Estimated Value and Secondary Market Prices of the Notes	PS-10
Risk Factors	PS-12
Use of Proceeds and Hedging	PS-45
General Terms of Notes	PS-46
The Underlyings	PS-55
Material U.S. Federal Income Tax Consequences	PS-79
Plan of Distribution (Conflicts of Interest)	PS-89
Benefit Plan Investor Considerations	PS-91

Prospectus Supplement dated April 8, 2020

About This Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes of JPMorgan Chase & Co.	S-5
Description of Warrants of JPMorgan Chase & Co.	S-11
Description of Units of JPMorgan Chase & Co.	S-14
Description of Notes of JPMorgan Chase Financial Company LLC	S-17
Description of Warrants of JPMorgan Chase Financial Company LLC	S-23
United States Federal Taxation	S-28
Plan of Distribution (Conflicts of Interest)	S-29
Notice to Investors; Selling Restrictions	S-31

Prospectus dated April 8, 2020

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC	2
Use of Proceeds	2
Important Factors That May Affect Future Results	3
Description of Debt Securities of JPMorgan Chase & Co.	5
Description of Warrants of JPMorgan Chase & Co.	13
Description of Units of JPMorgan Chase & Co.	16
Description of Purchase Contracts of JPMorgan Chase & Co.	18
Description of Debt Securities of JPMorgan Chase Financial Company LLC	20
Description of Warrants of JPMorgan Chase Financial Company LLC	28
Forms of Securities	34
Plan of Distribution (Conflicts of Interest)	38
Independent Registered Public Accounting Firm	41
Legal Matters	41
Benefit Plan Investor Considerations	41

$

JPMorgan Chase Financial Company LLC

Digital Equity Basket-Linked Notes due 2023

Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.